Shareholder Proxy Vote

At a special meeting of shareholders, held on November 13, 2008, shares were voted as follows on the proposals presented to shareholders:

1. To approve the new investment advisory agreement between the Trust and the Advisor with respect to the Flexible Value Fund (formerly known as the Flag Investors Equity Opportunity Fund):

For 2,035,472

Against 0

Abstain 0